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                             [CORECHANGE LETTERHEAD]


                                                             November 29, 2000

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC  20549

Re:      Corechange, Inc.
         Registration Statement on Form S-1
         (Registration No. 333-38186)
         Registration Statement on Form 8-A
         (Registration No. 000-31491)

Ladies and Gentlemen:

         In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, Corechange, Inc. ("Corechange") hereby withdraws its Registration Statement on Form S-1 (Registration No. 333-38186), as amended, that was originally filed with the Securities and Exchange Commission on May 31, 2000. Corechange is withdrawing the Registration Statement because, due to market conditions, it does not intend to conduct the offering of shares of Common Stock contemplated in the Registration Statement at this time. No shares of Common Stock of Corechange have been issued or sold under the Registration Statement.

         In addition, Corechange hereby withdraws the Registration Statement on Form 8-A (Registration No. 000-31491) that it originally filed with the Securities and Exchange Commission on September 8, 2000 with respect to its Common Stock.

         If you have any questions with respect to this letter, please call either Peter Tarr or Stuart M. Falber of the law firm of Hale and Dorr LLP at
(617) 526-6000.

                                   Sincerely,

                                   Corechange, Inc.

                                   By: /s/ Charles Kane
                                       ---------------------------
                                       Charles Kane
                                       Chief Operations Officer


cc:      Mr. Edward Kelly